UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-38421

GOLDEN BULL LIMITED

(Translation of registrant’s name into English)

136-20 38th Ave., Suite 9A-2, Flushing, NY 11354

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K as permitted by Regulation S-T Rule 101(b) (1): _____

Indicate by check mark if the registrant is submitting the Form 6-K as permitted by Regulation S-T Rule 101(b) (7): _____

Item 8.01 Other Events

In Compliance with Nasdaq Minimum Bid Requirement

On May 12, 2020, Golden Bull Limited (Nasdaq: DNJR) received a written notification from the Nasdaq Stock Market Listing Qualifications Staff indicating that the Company had regained compliance with the $1.00 minimum closing bid price requirement for continued listing on the Nasdaq Stock Market pursuant to Nasdaq Listing Rule 5550(a)(2) and the matter is now closed. The closing bid price of the Company’s common stock has been at $1.00 per share or greater for at least 20 consecutive business days.

Completion of $2.6 million Financing

On May 8, 2020, the Company completed the sale of 6,500,000 share of common stock at $0.40 per share for gross proceeds of $2,600,000.The offering was made pursuant to a Securities Purchase Agreement (“SPA”) dated as of October 30, 2019, a copy of which form was filed as an exhibit to the Company’s Form 6-K filed on October 31,2019. The offering was halted during the period of time of the Nasdaq trading suspension, as well as the effects of COVID-19 in China. The sale was made to eight (8) unaffiliated investors. Each investor signed a SPA which contained non-U.S. Person Representations pursuant to Regulation S under the Securities Act of 1933, as amended (the “Act”). There were no underwriters or placement agents involved in the transaction. Exemption from registration is claimed under Rule 903 of Regulation S under the Act based upon the representations and warranties in the SPA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN BULL LIMITED
(Registrant)

Date: May 15, 2020	By:	/s/ Erke Huang
	Name:	Erke Huang
	Title:	Chief Financial Officer

2